Exhibit 21

SUBSIDIARIES OF SARATOGA INVESTMENT CORP.

Name	Jurisdiction
Saratoga Investment Funding II LLC	Delaware
Saratoga Investment Corp. SBIC, LP	Delaware
Saratoga Investment Corp. SBIC II LP	Delaware
Saratoga Investment Corp. SBIC III LP	Delaware
Saratoga Investment Corp. GP, LLC	Delaware